One Church Street Suite 201 Rockville, MD 20850 301-315-0027 301-315-0064 (fax) www.arganinc.com

March 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:                             Argan, Inc. (the “Company”), File No. 001-31756
Form 10-K for the Fiscal Year Ended January 31, 2016, filed April 15, 2016

Dear Mr. Cash:

Set forth below is our response to your letter dated February 27, 2017 (the “Comment Letter”) regarding our Form 10-K for the fiscal year ended January 31, 2016. The Company affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings, notwithstanding any review, comments, action or absence of action by the Staff. The Company’s response to the Comment Letter is as follows:

Form 10-K for the Fiscal Year Ended January 31, 2016

Financial Statements

Note 5 — Special Purpose Entities, page 59; Construction Joint Ventures, page 59

Comment

We note your response to prior comment number one. As requested in our previous comment, please more fully explain to us how the equity interest holders of the Moxie Project Entities did not have standalone power and economics in the entity, as well as which parties made the decisions about the significant activities of the entity.

Response

The equity of Moxie Liberty LLC (“Moxie Liberty”) and Moxie Patriot LLC (“Moxie Patriot”) was wholly owned by Moxie Energy, LLC (“Moxie”). Moxie Liberty and Moxie Patriot (the “Moxie Project Entities”) were formed by Moxie in order to perform the development activities for the construction and operation of two natural gas-fired power plants in the Marcellus Shale gas region of Pennsylvania.  Gemma Power Systems, LLC, including its affiliates (“Gemma”), is a wholly owned subsidiary of the Company.

Despite the 100% ownership by Moxie, the Moxie Project Entities did not have the financial resources to function as standalone entities. The total amount of the project development costs was estimated by Moxie at the time to be approximately $10 million, but the investment by Moxie in the Moxie Project Entities was only $225,000, including loans for $224,000 and equity contributions of $1,000. The funding ultimately committed by Gemma, up to $10 million, was essential to the completion of the development phase activities of each project.  As discussed further below, Gemma primarily exerted control over the activities of the Moxie Project Entities by controlling the financial resources.

The power and ability of the Moxie Project Entities to act on a standalone basis was significantly limited by the various agreements covering the terms of Gemma’s involvement with the projects. The allowable activities of the Moxie Project Entities were limited to those that enabled the achievement of the project milestones identified in the development agreement (the “DA”). The use of the Moxie Project Entities assets were restricted as Gemma was granted first priority liens and security interests in them and in Moxie’s membership interests in the entities. The addition of any new investor providing development funding whose participation could result in a change in control of Moxie or either of the Moxie Project Entities required the prior approval of Gemma.

The significant activities of the Moxie Project Entities during the development phases of the projects were:

1)             Obtaining the necessary environmental, construction and other permits for the power plants;

2)             Performing the engineering to assure that each power plant would be successfully connected to the electricity grid;

3)             Selecting an EPC contractor for each project; and

4)             Obtaining commitments for additional financing for the development and ownership of the projects, which was considered to be the activity that most significantly would impact their economic performance.

The employees of Moxie, working on behalf of the Moxie Project Entities, were either performing or managing the required development phase tasks per the DA. To ensure this focus, Gemma required the employees of Moxie to enter into non-compete agreements under which they were prohibited from engaging in the development of other competing energy project within the PJM interconnection area without the consent of Gemma. In addition to controlling the expenditures of the Moxie Project Entities, Gemma monitored the progress of each project by engaging in frequent meetings and other discussions with the management of Moxie. Moreover, the project budgets were established by the DA; a significant portion of the engineering was being performed under the direction of Gemma technical staff; the selection of the EPC contractor for each project was Gemma, which was an important commitment of Moxie in the DA; the assets of each entity were pledged to Gemma; and the approval of Gemma was necessary for the addition of any other development phase financing that could result in a change in control of the projects.

The project funding provided by Gemma was tightly controlled by it. Each project entity submitted monthly draw requests. Gemma reviewed each request for conformity to the schedule and budget (previously approved by Gemma as part of the DA), examined support for certain of the individual items in each request, and only released funds to Moxie once completely satisfied with the overall reasonableness of the request. The use of the proceeds of each monthly funding were limited solely to costs and expenses associated with the development, construction and/or operation of the projects, including agreed upon overhead expenses of Moxie, all of which had to be in a form and content satisfactory to Gemma. As the project entities had no other external source of funding, their ability to continue as a going concern was dependent on the receipt of the monthly funding from Gemma. In this way, Gemma was able to functionally control all of the day to day activities of the Moxie Project Entities.

Ultimately, Panda Power Funds agreed to purchase both Moxie Liberty and Moxie Patriot under separate agreements dated March 28, 2013 and May 3, 2013, respectively, at which time the Company ceased to consolidate the respective entities. Gemma’s involvement with the projects indicates that it was incentivized and took advantage of its opportunities, through negotiation of the various agreements between it, Moxie and the Moxie Project Entities, to obtain the power to most significantly impact the economic performances of the entities.  As evidence that Moxie did not have power over its most significant activity, a consent and inter-creditor agreement was required for each purchase whereby Gemma expressly consented to the purchase of the entities by Panda Power Funds and Gemma agreed to equally share its priority debtor rights with the purchaser, enabling the purchaser to assume its role as the primary provider of financial support to the entities.

If you have any further comments or questions regarding our response, please do not hesitate to contact me by phone at (301) 315-0027, by fax at (301) 315-0064, or at dwatson@arganinc.com.

Sincerely,

David H. Watson

Senior Vice President, Chief Financial Officer